August 2, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Joyce Sweeney and Christine Dietz

Re:	Baker Hughes Company

Form 10-K for Fiscal Year Ended December 31, 2023

Filed February 5, 2024 File No. 001-38143

Dear Mses. Sweeney and Dietz:

On behalf of Baker Hughes Company (the “Company”), please find below our responses to the comment letter dated July 23, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K (the “Form 10-K) for the fiscal year ended December 31, 2023 as filed with the Commission on February 5, 2024. Except as provided in this letter, terms used in this letter have the meanings given to them in the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue and Operating Income, page 36

1.

We note the tabular presentation of segment operating income through net income (loss) on page 37 includes a total of the segments’ operating income, which appears to create a non-GAAP financial measure that should be reconciled to the most directly comparable GAAP measure. However, once reconciled it would appear such non-GAAP measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for “Corporate” expenses appears to present non-GAAP measures that may exclude certain normal, recurring, cash operating expenses. Therefore, please revise to remove ‘‘Total segment operating income” from this presentation in your MD&A in your periodic filings and your Form 8-K earnings releases. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04 of the Non-GAAP Compliance & Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and will remove disclosures referencing total segment operating income from its future periodic filings and Form 8-K earnings releases beginning with the Form 10-Q and Form 8-K earnings release for the period ending September 30, 2024.

Fiscal Year 2023 to Fiscal Year 2022, page 37

2.

Your discussion and analysis of results of operations appears to primarily discuss results based on the line items as presented in your ASC 280 segment disclosures. Additionally, for certain items discussed, such as “Corporate” expenses, it is not clear how these are presented in your consolidated statements of operations. Please revise to ensure your discussion of segment results focuses on segment revenues and items included within the segment profit (loss) measure. In addition, revise to include a separate discussion of the company’s consolidated results of operations based on your consolidated statements of operations. Refer to Item 303(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and will incorporate additional discussion of the consolidated performance with reference to its primary measures of performance at a consolidated level in addition to the existing segment operating results.

In addition, the Company intends to provide additional information on the nature and classification of material, recurring charges such as those reflected as Corporate expenses to further clarify how the discussion on the results of operations is reflected within the face of the income statement.

Guarantor Information, page 43

3.

We note the disclosure regarding your guarantee of debt instruments issued by subsidiaries. Please tell us what consideration was given to identifying the specific debt security that is registered and filing Exhibit 22 pursuant to Item 601 of Regulation S-K for guaranteed debt securities subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has no subsidiaries the obligations of which it guarantees that are subject to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended. As a result, the Company determined that filing an Exhibit 22 to the Form 10-K is not required.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at +1 (346) 250-5252 or the Company’s counsel, Kirkland & Ellis LLP, Julian Seiguer at +1 (713) 836-3334 or Jennifer Wu at +1 (512) 678-9150.

Sincerely,

/s/ Fernando Contreras
Fernando Contreras
Vice President of Legal - Governance and
Corporate Secretary

cc:	Julian Seiguer, P.C., Kirkland & Ellis LLP

Jennifer Wu, P.C., Kirkland & Ellis LLP

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